Exhibit 107
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Blue Owl Credit Income Corp.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$508,829,592	0.014760%	$75,103.25
Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$508,829,592
Total Fees Due for Filing			$75,103.25
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$75,103.25